SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

180 Life Sciences Corp.

(f/k/a KBL Merger Corp. IV)

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68236V 104

(CUSIP Number)

KBL IV Sponsor LLC

30 Park Place, Suite 64B

New York, NY 10007

Attn: Marlene Krauss

302-502-2727

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236V 104

1	Names of Reporting Person. KBL IV Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,924,323 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,924,323 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,924,323
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person OO

(1)	KBL IV Sponsor LLC is controlled by its managing member, Marlene Krauss, M.D., the former Chief Executive Officer, and a former member of the Board of Directors, of the Issuer. Accordingly, Dr. Krauss may be deemed to beneficially own such shares. Includes warrants to purchase 236,507 shares. However, Dr. Krauss disclaims beneficial ownership over any securities owned by KBL IV Sponsor LLC in which she does not have a pecuniary interest.

CUSIP No. 68236V 104

1	Names of Reporting Person. Marlene Krauss, M.D.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,924,323 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,924,323 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,924,323
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person IN

(1)	KBL IV Sponsor LLC is controlled by its managing member, Marlene Krauss, M.D., the former Chief Executive Officer, and a former member of the Board of Directors, of the Issuer. Accordingly, Dr. Krauss may be deemed to beneficially own such shares. Includes warrants to purchase 236,507 shares. However, Dr. Krauss disclaims beneficial ownership over any securities owned by KBL IV Sponsor LLC in which she does not have a pecuniary interest.

SCHEDULE 13D

EXPLANATORY NOTE: The following constitutes Amendment No. 1 to the Schedule 13D filed by the Reporting Persons (this “Amendment”). This Amendment amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 19, 2017 by the Reporting Persons (the “Original Schedule 13D”), as specifically set forth herein. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

This Amendment is filed on behalf of KBL IV Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Marlene Krauss, M.D., the managing member of the Sponsor (the “Principal” and together with the Sponsor, the “Reporting Persons”). Dr. Krauss served as the Chief Executive Officer and as a member of the Board of Directors of the Issuer until November 6, 2020.

Item 1. Security and Issuer

Securities acquired: Common stock, $0.0001 par value (“Common Stock”)

Issuer:	180 Life Sciences Corp. (f/k/a KBL Merger Corp. IV) (the “Issuer”)
830 Menlo Avenue, Suite 100
Menlo Park, CA 94025

Item 2. Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 11.9% of the issued and outstanding shares of Common Stock, based on the number of shares of Common Stock (24,383,330) outstanding as of November 6, 2020, immediately following the completion of the business combination transaction contemplated by that certain Business Combination Agreement, dated as of July 25, 2019, by and among the Company, KBL Merger Sub, Inc., 180 Life Corp. (f/k/a 180 Life Sciences Corp.), Katexco Pharmaceuticals Corp., CannBioRex Pharmaceuticals Corp., 180 Therapeutics L.P., and Lawrence Pemble in his capacity as stockholder representative (such transaction, the “Merger”), which merger closed on November 6, 2020, as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 12, 2020; and

(ii) The Principal, who is the sole managing member of the Sponsor, and who served as the Chief Executive Officer and as a member of the Board of Directors of the Issuer until the closing of the Merger.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is: 30 Park Place, Suite 64B, New York, New York 10007.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the initial public offering and business combination transaction of the Issuer. The principal occupation of the Principal is to serve as the Chief Executive Officer of KBL Healthcare Management, Inc. and its affiliated entities. The Principal served as the Chief Executive Officer and as a member of the Board of Directors of the Issuer until the closing of the Merger.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. The Principal is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is supplemented to add the following paragraph at the end of Item 3:

In addition, in September 2020, the Issuer issued to the Sponsor a promissory note in the amount of $795,003, which note automatically converted, at a conversion price of $4.00 per share of Common Stock, into 198,751 shares of Common Stock upon the closing of the Merger. The promissory note represented advances previously made by the Sponsor to the Issuer in the amount of $795,003. The source of funds for the advances made by the Sponsor to the Issuer was the working capital of the Sponsor.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is supplemented to add the following paragraph at the end of Item 4:

As noted in Item 3, in September 2020, the Issuer issued to the Sponsor a promissory note in the amount of $795,003, which note automatically converted, at a conversion price of $4.00 per share of Common Stock, into 198,751 shares of Common Stock upon the closing of the Merger. The promissory note represented advances previously made by the Sponsor to the Issuer in the amount of $795,003. The promissory note is further described in Item 6 below.

Upon the closing of the Merger, 473,013 rights held by the Sponsor, each to receive one-tenth of one share of Common Stock upon the consummation of a business combination (the “Private Placement Rights”), automatically converted into 47,302 shares of Common Stock. Further, upon the closing of the Merger, 473,014 warrants, each exercisable to purchase one-half of one share of Common Stock, at an exercise price of $11.50 per whole share (the “Private Placement Warrants”), became exercisable beginning 30 days following the closing of the Merger. The Private Placement Rights and the Private Placement Warrants were included in the Placement Units that the Issuer issued in June 2017 in connection with its IPO.

In connection with the closing of the Merger, the Sponsor transferred to Tyche Capital LLC an aggregate of 906,250 of the Founder Shares, which shares were placed into an escrow account under that certain Escrow Agreement, dated April 10, 2019, by and among the Sponsor, the Issuer, Tyche Capital LLC and Continental Stock Transfer & Trust Company. The parties entered into the Escrow Agreement in connection with the Business Combination Agreement relating to the Merger. The Escrow Agreement is further described in Item 6 below.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 24,383,330 shares of Common Stock, outstanding as of November 6, 2020 immediately following the closing of the Merger, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on November 12, 2020) are as follows:

KBL IV Sponsor LLC

a)		Amount beneficially owned: 2,924,323	Percentage: 11.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	2,924,323
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	2,924,323
	iv.	Shared power to dispose or to direct the disposition of:	0

Marlene Krauss, M.D.

a)		Amount beneficially owned: 2,924,323	Percentage: 11.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,924,323
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,924,323

The Principal is the managing member of the Sponsor. The Principal has the sole voting and dispositive power of the securities held by the Sponsor. As such, the Principal exercises voting and dispositive control over any of the securities held by the Sponsor. Accordingly, the Principal may be deemed to beneficially own such shares. However, the Principal disclaims beneficial ownership over any securities owned by the Sponsor in which she does not have a pecuniary interest.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is supplemented to add the following paragraph at the end of Item 6:

Convertible Sponsor Note

In September 2020, the Issuer issued to the Sponsor a promissory note in the amount of $795,003, which note automatically converted, at a conversion price of $4.00 per share of Common Stock, into 198,751 shares of Common Stock upon the closing of the Merger. The promissory note represented advances previously made by the Sponsor to the Issuer in the amount of $795,003. The Sponsor agreed that, following the conversion of the promissory note, the Sponsor would not, subject to limited exceptions, sell, dispose or otherwise transfer, in the aggregate, on any trading day, and when combined with sales, dispositions or other transfers by any member of the Sponsor to whom such shares were distributed, such number of the shares of Common Stock issuable upon the conversion of such promissory note as is equal to more than 3% of the composite daily trading volume of the Common Stock as reported by Bloomberg, LP for such trading day.

The description of the promissory note is qualified in its entirety by reference to the full text of such promissory note, a copy of which was filed as Exhibit 10.25 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 19, 2020 (and is incorporated by reference herein as Exhibit 10.5).

Escrow Agreement

On April 10, 2019, the Sponsor entered into an Escrow Agreement with the Issuer, Tyche Capital LLC and Continental Stock Transfer & Trust Company (“CST”), pursuant to which the Sponsor deposited in escrow with CST an aggregate of 1,406,250 of the Founder Shares. The Escrow Agreement provided that the Founder Shares placed into escrow thereunder would be transferred to Tyche Capital LLC upon the earlier of (i) the closing of the Merger or (ii) a liquidation of the Issuer; provided, that if the Issuer consummated its initial business combination with a third party other than 180 Live corp. (f/k/a 180 Life Sciences Corp.) or its affiliates, upon the consummation of such business combination, in addition to paying certain loans, the Sponsor would transfer to Tyche Capital LLC a number of shares equal in value to three times the amount of the loans, with each share valued at the price paid to each public stockholder that redeems its shares in connection with such initial business combination. Pursuant to a Resignation Agreement dated as of June 12, 2020 by and among the Issuer, Tyche Capital LLC and the Principal, 500,000 Founder Shares were removed from escrow and returned to the Sponsor. In connection with the closing of the Merger, the Sponsor transferred to Tyche Capital LLC the 906,250 Founder Shares that remained in escrow.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of September 7, 2016, by and between the Issuer and KBL IV Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 26, 2017).

Exhibit 10.2	Third Amended and Restated Unit Subscription Agreement, dated as of June 1, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017).

Exhibit 10.3	Insider Letter, dated as of June 1, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017).

Exhibit 10.4	Registration Rights Agreement, dated as of June 1, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017).

Exhibit 10.5	Convertible Promissory Note, dated September 2020, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 19, 2020).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBL IV SPONSOR LLC

Date: November 16, 2020	By:	/s/ Marlene Krauss, M.D.
		Name:	Marlene Krauss, M.D.
		Title:	Managing Member

Date: November 16, 2020	By:	/s/ Marlene Krauss, M.D.